UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 1, 2016

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TERRAPIN 3 ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

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Delaware	001-36547	46-4388636
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

c/o Terrapin Partners, LLC

1700 Broadway, 18th Floor

New York, New York 10019

(Address of Principal Executive Offices) (Zip Code)

(212) 710-4100

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the form of presentation to be used by Terrapin 3 Acquisition Corporation (the “Company”) in presentations for certain existing and potential stockholders of the Company and other persons with respect to the Company’s proposed business combination (the “Transaction”) with Yatra Online, Inc. (“Yatra”).

The foregoing, Exhibit 99.1, and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Additional information

In connection with the proposed Transaction, Yatra filed with the SEC a Registration Statement on Form F-4 that includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Company’s common stock in connection with the solicitation by the Company of proxies for the vote by the stockholders on the Transaction as well as the prospectus covering the registration of the Ordinary Shares issued in connection with the Transaction. The Company will mail the proxy statement/prospectus to its stockholders. The Company’s stockholders are urged to read the proxy statement/prospectus regarding the Transaction when it becomes available because it will contain important information regarding the Company, Yatra, the Transaction, the agreements related thereto and related matters. When available, you will be able to obtain copies of all documents regarding the Transaction and other documents filed by the Company or Yatra with the SEC, free of charge, at the SEC’s website (www.sec.gov) or by sending a request to the Company, c/o Terrapin Partners, LLC, 1700 Broadway, 18th Floor, New York, NY 10019, or by calling the Company at (212) 710-4100.

Participants in the Transaction

The Company and its directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Transaction. A list of the names of those directors and officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on March 1, 2016. Additional information regarding interests of such participants will be contained in the definitive proxy statement/prospectus when available.

Yatra and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed Transaction. A list of the names of such directors and officers and information regarding their interests in the transaction will be included in the definitive proxy statement/prospectus for the transaction when available.

Forward-looking Statements

This report and the information incorporated by reference herein may include certain forward-looking statements, including statements regarding the expected effects on the Company and Yatra of the proposed Transaction, the anticipated timing and benefits of the Transaction, the anticipated standalone or combined financial results of the Company or Yatra, the anticipated future growth of Yatra or the markets it serves, and all other statements other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “expect,” “positioned,” “strategy,” “future,” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the Company’s and Yatra’s managements’ current expectations or beliefs and are subject to uncertainty and changes in circumstance and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: (1) the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; (2) the ability of the Company and Yatra to complete the Transaction on anticipated terms and schedule, including the ability to obtain stockholder or regulatory approvals of the Transaction and related transactions; (3) risks relating to any unforeseen liabilities of the Company or Yatra; (4) the amount of redemptions made by the Company’s stockholders; (5) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; businesses and management strategies and the expansion and growth of the operations of Yatra; (6) the risk that disruptions from the Transaction will harm Yatra’s business; and (7) other factors detailed in the Company’s reports filed with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015 under the caption “Risk Factors.” Neither the Company nor Yatra is under any obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 8.01. Other Events.

See Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit No.	Description
99.1	Form of Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TERRAPIN 3 ACQUISITION CORPORATION

By:	/s/ Sanjay Arora
Name: Sanjay Arora Title: Chief Executive Officer

Date: November 1, 2016

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Presentation